Filed by General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933

                              Subject Companies: Hughes Electronics Corporation
                                                     General Motors Corporation
                                                 Commission File No. 333-105851
                                                 Commission File No. 333-105853




GM Provides Update on U.S. Pension Plans

-   U.S. Hourly And Salaried Plans To Be Nearly Fully Funded By End 2003

-   Pension Assets Earned in Excess of 18 Percent Through November

-   Favorable Earnings Impact Expected From Lower Pension Expense


DETROIT - General  Motors Corp.  (NYSE:  GM, GMH) today said it expects its
U.S. hourly and salaried pension plans to be nearly fully funded by the end of 2003, reflecting strong asset returns and substantial cash contributions.

GM also said the company plans to contribute an additional $4.1 billion in cash to its U.S. pension plans by the end of 2003 if GM is able to complete the Hughes transactions by year end. This would bring GM's total contributions in calendar year 2003 to $18.5 billion. Based on these contributions and normal asset returns, GM does not expect to be required to make additional cash contributions to the pension plans until at least 2010.

"GM has moved aggressively to address its pension funding deficit in 2003," GM Vice Chairman and Chief Financial Officer John Devine said. "These actions provide GM with significantly improved financial flexibility going forward to continue to execute our business strategy."

By the end of 2003, GM expects the U.S. hourly and salaried pension plans to be nearly fully funded, a significant improvement from the end of 2002. GM's forecast is based on 2003 asset returns of 18 percent and a discount rate of
6.25 percent. This asset return is consistent with results achieved through Nov. 30, 2003.

GM expects pretax pension expense to decline by approximately $1.1 billion in 2004 to $1.5 billion. However, interest costs associated with GM's recent global debt offering are expected to offset some of the decrease in pension expense, resulting in an overall net reduction in pension and related interest expense of approximately $550 million before tax, or about $0.70 per share of GM $1-2/3 par value common stock.

"GM's contributions to its pension plans in 2003 provide an opportunity to further reduce the volatility of the GM pension plan's assets," Devine said.

GM said it plans to expand its current investment strategy to include increased allocation to asset classes such as emerging market debt, high-yield bonds, real estate and other asset classes, which further enhances the diversification of its pension portfolio while reducing global equity allocation to less than 50 percent. Taken together, GM believes that these actions will reduce the volatility of annual asset returns while still achieving its targeted return of 9 percent.

General Motors, the world's largest vehicle manufacturer, designs, builds and markets cars and trucks worldwide, and has been the global automotive sales leader since 1931. More information on GM can be found at www.gm.com.

                                      # # #




In this press release and related comments by General Motors management, our use of the words "expect," "anticipate," "estimate," "forecast," "objective," "plan," "goal," "target," and similar expressions is intended to identify forward looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important factors that are described in GM's most recent report on SEC Form 10-K (at page II-18) which may be revised or supplemented in subsequent reports on SEC Forms 10-Q and 8-K. Such factors include, among others, the following: changes in economic conditions, currency exchange rates or political stability; shortages of fuel, labor strikes or work stoppages; market acceptance of the corporation's new products; significant changes in the competitive environment; changes in laws, regulations and tax rates; and, the ability of the corporation to achieve reductions in cost and employment levels to realize production efficiencies and implement capital expenditures at levels and times planned by management.

In connection with the proposed transactions, on Aug. 21, 2003, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News Corporation") filed definitive materials with the Securities and Exchange Commission ("SEC"), including a Definitive Consent Solicitation Statement of GM on Schedule 14A, a Registration Statement of Hughes on Form S-4 and a Registration Statement of News Corporation on Form F-4 that contain a consent solicitation statement of GM, a prospectus of Hughes and a prospectus of News Corporation. Investors and security holders are urged to read these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. These materials and other relevant materials (when they become available) and any other documents filed by GM, Hughes or News Corporation with the SEC, may be obtained for free at the SEC's website, www.sec.gov. In addition, the definitive materials contain information about how to obtain transaction-related documents for free from GM.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and/or News Corporation to differ materially, many of which are beyond the control of GM, Hughes or News Corporation include, but are not limited to, the following: (1) the effects of legislative and regulatory changes and (2) other risks described from time to time in periodic reports filed by GM, Hughes or News Corporation with the SEC. Those other risks relating to Hughes include, but are not limited to the performance of Hughes satellites. You are urged to consider statements that include the words "will," "expects," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.



                                      # # #